Global StocksPLUS Annual Shareholder Meeting Results:

The fund held its annual meeting of shareholders on July 19, 2012. Shareholders votes as indicated below:

								    Withheld
						 Affirmative	    Authority

Re-election of Hans W. Kertess
Class I to serve until the Annual
Meeting for the 2014-2015 fiscal year		 8,942,865 	    298,483


Re-election of William B. Ogden, IV
Class I to serve until the Annual
Meeting for the 2014-2015 fiscal year 		 8,942,518 	    298,830


The other members of the Board of Trustees as of the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher,
James A. Jacobson, John C. Maney+, and Alan Rappaport, continued to serve as Trustees of the Fund.

+ Interested Trustee